Exhibit 99.1

ASX ANNOUNCEMENT

24 February 2014

Genetic Technologies provides further update on corporate structure

Melbourne, Australia; 24 February 2014: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to advise that Ms. Alison Mew has confirmed that she will return to full-time work to resume her position the Company’s Chief Executive Officer as from Tuesday, 1 April 2014.

In light of her return, Acting Chief Executive Officer Mr. Tom Howitt will relinquish this role on Friday, 28 March 2014.  Further, the Company advises that Mr. Howitt has tendered his resignation as Chief Financial Officer and Company Secretary and will leave the Company on that date.  The Company wishes to thank Mr. Howitt for his services during his tenure of almost ten years.

Until such time as a replacement for Mr. Howitt can be found, current GTG Financial Controller, Ms. Bronwyn Christie, will be appointed as Acting Chief Financial Officer and will also be appointed as Company Secretary.

GTG Chairman, Dr. Mal Brandon, said “We are confident that this new arrangement will ensure the Company will continue to meet its corporate objectives and achieve success in building its molecular testing and diagnostics business.”

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Malcolm R. Brandon	Laura Forman (USA)
Chairman	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.